

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

Mark McCaffrey
Chief Financial Officer
GoDaddy Inc.
2155 E. GoDaddy Way
Tempe, AZ 85284

> **Re: GoDaddy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 17, 2022**
> **Form 10-Q for Quarterly Period Ended September 30, 2022**
> **Filed November 4, 2022**
> **Form 8-K Furnished on November 3, 2022**
> **File No. 001-36904**

Dear Mark McCaffrey:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Quarterly Period Ended September 30, 2022

Financial Statements
Note 15. Segment Information, page 25

1. You define segment normalized earnings before interest, taxes, depreciation and amortization (NEBITDA) as net income excluding depreciation and amortization, equity-based compensation expense, interest expense (net) and provision or benefit for income taxes, in addition to certain other adjustments. Please tell us whether you determine segment net income prior to making such adjustments to arrive at segment NEBITDA. In this regard, your disclosure that defines segment NEBITDA starting with net income implies that you may determine a segment measure of net income consistent with the measurement principles used in the consolidated financial statements. Refer to ASC

280-10-50-28. Additionally, disclosure that you believe segment NEBITDA is useful as it removes the impact of certain items that you believe do not directly reflect your segments' core operations implies that segment NEBITDA is a non-GAAP financial measure. If segment NEBITDA is the only segment profit measure used by your chief operating decision maker, please exclude such disclosures from your financial statement footnote in future filings. Refer to Question 104.01 of the Non-GAAP Compliance and Disclosure Interpretations (C&DIs).

2. Please revise your segment tabular presentation to include a total of the segments' measures of profit or loss and reconcile this total to consolidated income before income taxes. Refer to ASC 280-10-50-32(f).

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Third Quarter Financial Highlights, page 28

3. Your presentation of consolidated Normalized EBITDA constitutes a non-GAAP financial measure and should be accompanied by all of the disclosures required by Item 10(e) of Regulation S-K. Please revise to include a reconciliation in MD&A to the most directly comparable GAAP measure, consolidated net income, ensuring that the reconciliation begins with the consolidated GAAP measure. In this regard, referring to disclosure in the segment footnote is not appropriate. Also, revise to disclose why management believes the non-GAAP measure provides useful information to investors, ensuring that such disclosure does not imply that the non-GAAP presentation is more meaningful or accurate than the comparable GAAP measure. In this regard, your labeling of the measure as "normalized" and disclosure in your earnings release furnished on November 3, 2022 that inclusion or exclusion of certain items is necessary to "provide the most accurate measure of core operating results" implies the non-GAAP measure is more meaningful or accurate than the comparable GAAP measure. Refer to Item 10(e)(1)(i) of Regulation S-K.

Consolidated Results of Operations
Revenues, page 29

4. We note your disclosure that the increases in total revenue were driven by growth in total customers and average revenue per user (ARPU) as well as contributions from recent acquisitions, partially offset by adverse movements in foreign currency exchange rates against the U.S. dollar. We further note that you disclose total customers and ARPU in your December 31, 2021 Form 10-K. Please explain to us why you do not disclose the total customers and ARPU in your 2022 Forms 10-Q. Additionally, in future filings where a material change in revenues is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Refer to Item 303 of Regulation S-K and SEC Release No. 33-10751.

5.   We note that in your recent earnings releases and calls you disclose annualized recurring revenue (ARR) for each of your reportable segments as well as gross merchandise volume (GMV) in relation to commerce offerings. Please tell us what consideration was given to disclosing ARR and GMV in your filings.

Bookings, page 30

6.   Your disclosure that total bookings representing "total sales" in a given period, excluding refunds suggests that this is a non-GAAP revenue measure. Please revise your disclosure regarding this operating metric to clarify what it represents, such as booked or billed contract value, rather than refer to "total sales."

Form 8-K Furnished on November 3, 2022

Exhibit 99.1, page 1

7.   We note that you refer to Applications & commerce NEBITDA and Core platform NEBITDA as non-GAAP measures; however these are not non-GAAP measures and should not be labeled as such. Refer to Question 104.01 of the Non-GAAP C&DIs.

8.   Please revise to begin your Reconciliation of Non-GAAP Financial Measures with GAAP results rather than non-GAAP results. In this regard, you should reconcile from Net Income to Total NEBITDA. See Question 102.10 of the Non-GAAP C&DIs.

9.   As noted in the comment above, your labeling of the measure as "normalized" and the disclosure that inclusion or exclusion of certain items is necessary to "provide the most accurate measure of core operating results" implies the non-GAAP measure is more meaningful or accurate than the comparable GAAP measure. Please revise accordingly.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology